SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K
 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2025

 IRSA Inversiones y Representaciones Sociedad Anónima
(Exact name of Registrant as specified in its charter)

IRSA Investments and Representations Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Carlos Della Paolera 261 9th Floor
(C1001ADA)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ⌧               Form 40-F  ☐
 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐               No x

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA
(THE “COMPANY”)

REPORT ON FORM 6-K

I
Attached is the English translation of the summary of the payment notice related to the Company’s Fixed Rate Series XV Notes in a principal amount of USD  61,748,700, due 2025.

Irsa Inversiones y Representaciones Sociedad Anónima (IRSA) informs that on March 25, 2025, will start the payment of the fifth installment of interests and capital amortization related to its Series XV Notes issued on January 31, 2023.

Payment Agent:	Caja de Valores S.A.
Date of effective payment:	March 25, 2025
Number of service to be paid:	Fifth installment of interests and capital amortization
Period comprised by the payment:	January 31, 2025/ March 25, 2025 (53 days)
Concept of payment:	Interests (100%) and capital (100%)
Payment Currency:	USD (dollars)
Principal Amount:	USD 61,748,700
Capital Outstanding:	USD 0
Annual Nominal Interest:	8.00%
Interest being paid:	USD 717,299.97
Capital being paid:	USD 61,748,700

Interests and capital amortization will be paid to the people at whose name the Notes were registered as of March 21, 2025 in the registry held by the Register Agent.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

	By:	/s/ Saúl Zang
Saúl Zang
Responsible for the Relationship with the Markets
March 17, 2025